Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Michael Clampitt Michael Volley Amit Pande David Lin

Re:	Yadkin Financial Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed April 30, 2014 File No. 333-194821

Gentlemen:

This letter is provided on behalf of Yadkin Financial Corporation (the “Company,” “Yadkin,” “we,” or “our”) in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) dated May 7, 2014, (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (“Form S-4”) filed April 30, 2014. This letter and Yadkin’s Amendment No. 2 (the “Amendment”) to the Form S-4 are being filed with the Commission electronically via EDGAR.

For ease of reference, we have repeated each of the Commission’s comments below in bolded italics, followed by the corresponding responses of Yadkin in normal type.

Comment Letter dated May 7, 2014

Amendment No. 1 to Registration Statement on Form S-4

Yadkin and VantageSouth Unaudited Prospective Financial Information, page 134

1.	On page 135 you state, “Neither Yadkin nor VantageSouth, nor their respective affiliates, assumes any responsibility for the accuracy of the Yadkin Projections or VantageSouth Projections.” While the staff does not

Securities and Exchange Commission

object to the inclusion of qualifying language with respect to such projections, it is inappropriate to disclaim responsibility for this information. Please revise to eliminate this and similar disclaimers in the second paragraph of this section.

In response to the Staff’s comment, we have eliminated this and similar disclaimers in the second paragraph of this section. Please see page 135 of Amendment No. 2.

2.	Refer to your disclosure in the last sentence on page 135. Prior to completion of the mergers, it would appear that you have a duty to update the prospectus of material changes, including with respect to the businesses of Yadkin and VantageSouth, consistent with the undertakings in Part II of your registration statement. Also, if the projections are currently inaccurate, revise to disclose this fact and explain why they should not be relied upon.

In response to the Staff’s comment, the Company has deleted the last sentence on page 135 of Amendment No. 2. Please see page 135 of Amendment No. 2. The Company respectfully acknowledges the Staff’s comment relative the projections included in Amendment No. 2 and confirms its understanding of the obligation to update the prospectus for any material changes.

Piedmont Phantom Equity Plan, page 143

3	Revise to add disclosure to enable the reader to understand how shares from this plan were issued previously and the basis for their possible current issuances, such as, profits of X, etc.

In response to the Staff’s comment, we have revised this section to add disclosure to enable the reader to understand how shares from this plan were issued previously and the basis for their possible current issuances. Please see page 143 of Amendment No. 2.

Please feel free to contact me at (704) 768-1161 if you have any additional comments regarding our responses.

Sincerely,

/s/ Jan H. Hollar

Jan H. Hollar
Chief Financial Officer

Securities and Exchange Commission

cc:	David Wiggins, CPA, Partner, Dixon Hughes Goodman LLP

Heather Snyder, CPA, Partner, Dixon Hughes Goodman LLP

Neil Grayson, Nelson Mullins Riley & Scarborough LLP

Scott Custer, VantageSouth Bancshares, Inc.

Betty Temple, Womble Carlyle Sandridge & Rice, LLP